Mail Stop 3561

August 29, 2008

Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México

      Re: Coca-Cola FEMSA, S.A.B. de C.V.
              Form 20-F for Fiscal Year Ended
              December 31, 2007
              Filed June 30, 2008
              File No. 001-12260

Dear Ms. Gutiérrez:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent developments, page 37

1.   We note in the second paragraph under 'Recent developments' that on December 21, 2007 and on May 30, 2008, you sold to The Coca-Cola Company most of your proprietary brands and that these trademarks are now being licensed to you by The Coca-Cola Company. Please tell us the Mexican peso and U.S. dollar value of these transactions, and any other information regarding the transactions that is material to investors pursuant to Item 7 (B) of Form 20-F. Tell us why you have not discussed this transaction in Notes 13, 'Balances and Transactions with Related Parties and Affiliated Companies', or 29, 'Subsequent Events', pursuant to Rule 4-08 of Regulation S-X.

Related Party Transactions, page 78

2.   We note your discussion on page 57 regarding The Coca-Cola Company's contributions to your capital expenditure program, including the statement that you believe that Coca-Cola will make additional contributions in the future. With a view to disclosure in future filings, please advise us of the basis for this belief. See Item 7 B. of Form 20-F.

Exhibits, page 107

3.   We note disclosure on pages 13 and 78 that on December 21, 2007 and May 30, 2008, you sold to The Coca-Cola Company most of your proprietary brands and that those trademarks are now being licensed to you by The Coca-Cola Company. It does not appear that any of your exhibits relate to these licensing arrangements. To the extent you have not filed these as material contracts, please confirm that you will do so in future filings, or advise. Please see Instruction 4 to Item 19 of Form 20-F.

Notes to the Consolidated Financial Statements

Note 4. Significant Accounting Policies, page F-7

Labor Liabilities, page F-10

4.   We note in the fourth paragraph on page F-10 and again in the sixth paragraph on page 39 that your Labor Liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities, all based on actuarial calculation by independent actuaries, using the projected unit credit method. Given your reference to the use of such calculations, the experts that prepared such calculations should be named, and the respective consent of such expert should be filed as an exhibit in future Exchange Act reports. Please explain to us how you plan to address this comment in future filings.

Note 16. Bonus Program, F-22

5.   We note in the third paragraph on page F-22 that all shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings. Please separately state how you account for CC FEMSA Series L Shares and the FEMSA BD Units held by the trust that manages your EVA Stock Incentive Plan. Please also tell us how you considered EITF 97-14 in accounting for the CC FEMSA Series L Shares held by the trust under US GAAP.

6.   We note in the first paragraph on page F-22 that 50% of the annual cash bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase CC FEMSA shares or options, and that the acquired shares or options are deposited in a trust. Please tell us the number of options purchased in 2007 under the EVA Stock Incentive Plan and how you account for the options purchased under the plan in accordance with US GAAP.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alfredo Fernández
        Fax: (52-55) 5292-3473